NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on December 28, 2012, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on December 17, 2012 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. Pursuant to the offer to purchase and merger agreement between Schiff Nutrition International, Inc. and Ascot Acquisition Corp. a wholly-owned Subsidiary of Reckitt Benckiser LLC a wholly-owned Subsidiary of Reckitt Benckiser Group plc which became effective before the opening on December 17, 2012, each outstanding share of Class A Common Stock of Schiff Nutrition International, Inc. not previously tendered was converted into $42.00 per share net. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on December 17, 2012.